UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greenberg, Scott N.
   9 Eli Circle
   Morganville, NJ  07751
2. Issuer Name and Ticker or Trading Symbol
   National Patent Development Corporation
   NPD
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   7/1/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |7/1/97|J(1)| |1,882             |A  |$7.8125    |6,032              |D     |D                          |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$7.8125 |7/1/9|A(1)| |1,882      |A  |(2)  |12/31|Common Stock|1,882  |$7.8125|(2)         |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option |$7.75   |7/1/9|A   | |75,000     |A  |(3)  |7/1/0|Common Stock|75,000 |$7.75  |75,000      |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |2    |            |       |       |            |   |            |
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Employee Stock Option |$8.75   |7/10/|A   | |1,250      |A  |Immed|7/10/|Common Stock|1,250  |$8.75  |1,250       |D  |            |
(Right to Buy)        |        |97   |    | |           |   |iatel|00   |            |       |       |            |   |            |
                      |        |     |    | |           |   |y    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Acquisition on 7/1/97 of 1,882 shares of National Patent Common Stock at a price of $7.8125 per share, the closing price on the American Stock Exchange, Inc. on 6/30/97, pursuant to the provisions of Section 2.1(c)(1) of the Agreement and Plan of Merger among the Issuer, General Physics Corporation and GPX Acquisition, Inc.
dated as of 11/19/96 and amended on
12/18/96.
(2) The number of derivitive securities is not determinable at this time because the number of securities that might be issued is dependent upon a formula based on the last business day before 7/1/98 and 7/1/99.
(3) Exercisable, cumulatively, at the rate of 20% per annum, beginning on 7/1/97, the date of grant.
SIGNATURE OF REPORTING PERSON
Scott N. Greenberg
DATE
August 8, 1997